High Income Municipal Bond Fund

I Class Ticker: SHMIX
U Class Ticker: SHIUX

Fund Type: High Income Municipal Debt



May 2, 2007

Sector Allocation

as of March 31, 2007


Multifamily Mortgage
19.9%
Hospital/Health Care Revenue
17.6%
Education
14.1%
Other Revenue
12.9%
Industrial/Pollution Control
3.9%
Insured
3.7%
Utility
1.1%
Cash Equivalents
26.8%

Quality Ratings

(% of Total Net Assets)
as of March 31, 2007


AAA
1.1%
A
6.5%
BBB
22.0%
Less Than BBB
6.6%
Non-Rated
37.0%
Other Assets and Liabilities
26.8%

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

	AAA	AA	A	BBB	BB	>BB
*Assessment of Non-Rated Securities	0.0%	0.0%	0.0%	9.3%	27.7%	0.0%

Complete List of Holdings

Holdings as of December 31, 2006.

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